Vaccitech plc
The Schrödinger Building
Heatley Road
The Oxford Science Park
Oxford, OX4 4GE
United Kingdom

July 5, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vaccitech plc Acceleration Request for Registration Statement on Form S-3 (File No. 333- 265763)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vaccitech plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 7, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Marishka DeToy of Goodwin Procter LLP at (617) 570-1926.

Sincerely,

Vaccitech plc

/s/ William Enright
Name: William Enright
Chief Executive Officer

Cc:	Georgy Egorov, Vaccitech plc
Robert E. Puopolo, Esq., Goodwin Procter LLP
Marishka DeToy, Esq., Goodwin Procter LLP